Exhibit 99.2

CRONOS GROUP INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2018

(in thousands of Canadian dollars)

GENERAL MATTERS

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Cronos Group Inc. is current as of November 12, 2018 and provides financial information for the three and nine months ended September 30, 2018. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and September 30, 2017, including the related notes thereto (the “Interim Financial Statements”), and the audited consolidated financial statements for the year ended December 31, 2017, including the related notes thereto and the related MD&A.

Unless otherwise noted or the context indicates otherwise, the “Company”, “Cronos Group”, “we”, “us” and “our” refer to Cronos Group Inc., its direct and indirect wholly-owned subsidiaries and, if applicable, its joint ventures.

Our board of directors, on the recommendation of the audit committee, approved the Interim Financial Statements and this MD&A on November 12, 2018.

Basis of Presentation

Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain totals, subtotals and percentages throughout this MD&A are calculated using the rounded numbers as they appear in the tables. All currency amounts herein are expressed in thousands of Canadian dollars, unless otherwise noted.

All references in this MD&A to “Q3 2018” and “Q3 2017” are to the fiscal quarters for the three months ended September 30, 2018 and September 30, 2017, respectively. All references in this MD&A to “YTD 2018” and “YTD 2017” are to the nine months ended September 30, 2018 and September 30, 2017, respectively.

Definitions

Kilogram or gram equivalents

Kilogram or gram equivalents refer to the equivalent number of kilograms or grams of dried cannabis required to produce extracted cannabis in the form of cannabis oil. The Company converts its cannabis oil to gram equivalents using a standard ‘equivalency factor’ of one gram per four milliliters of cannabis oil. Any reference to “grams” or “kilograms” in this MD&A includes both grams of dried cannabis and gram equivalents, unless otherwise noted and identified as dried grams or gram equivalents.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “Forward-Looking Statements”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, expressions and phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact. Forward-Looking Statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such statements may not be appropriate for any other purpose. Forward-Looking Statements in this MD&A include, but are not limited to, statements with respect to:

•	the performance of our business and operations;
•	our expectations regarding revenues, expenses and anticipated cash needs;
•	our expectations regarding cash flow, liquidity and sources of funding;
•

the intended expansion of our facilities, the costs and timing associated therewith and the receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities;

•	the expected growth in our growing, cultivation and production capacities;
•	expectations with respect to future production costs;
•	expectations with respect to future sales and distribution channels, including the ability to secure additional provincial listings;
•	the expected methods to be used by us to distribute cannabis;
•	the competitive conditions of the industry;

•

the legalization of additional cannabis types and forms for recreational use in Canada, including any federal, provincial and territorial regulations pertaining thereto, the related impact thereof and our intentions to participate in such market;

•

the legalization of the use of cannabis for medical or recreational use in jurisdictions outside of Canada, the related timing and impact thereof and our intentions to participate in such markets outside of Canada, if and when such use is legalized;

•	laws and regulations and any amendments thereto applicable to our business;
•	our ability to execute on our strategy and the anticipated benefits of such strategy;
•	the competitive advantages and business strategies of the Company;
•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;
•	our future product offerings;
•	the anticipated future gross margins of our operations;
•	expectations regarding the use of proceeds of equity financings;
•	expectations regarding capital expenditures;
•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;
•	accounting standards and estimates; and
•

our expectations regarding the potential success of, and the costs and benefits associated with, its joint ventures and strategic alliances, including the strategic partnership (the “Ginkgo Strategic Partnership”) with Ginkgo Bioworks, Inc. (“Ginkgo”).

Certain of the Forward-Looking Statements contained herein concerning the cannabis industry are based on estimates prepared by us using data from publicly available governmental sources, market research, industry analysis and on assumptions based on data and knowledge of this industry, which we believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatement regarding any industry or government data or other information presented herein that is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which factors are described further below.

With respect to the Forward-Looking Statements contained in this MD&A, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which we operate; (iii) the output from operations of Peace Naturals Project Inc. (“Peace Naturals”), Original BC Ltd. (“OGBC”) and our joint ventures and strategic alliances; (iv) consumer interest in our products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of our activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals, consents, permits and/or licenses; (ix) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) our ability to conduct operations in a safe, efficient and effective manner; and (xi) our construction plans and timeframe for completion of such plans.

By their nature, Forward-Looking Statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the Forward-Looking Statements in this MD&A. Such factors include, without limitation, those discussed in the “Risks and Uncertainties” section of this MD&A, and those discussed under the heading “Risk Factors” in our latest Annual Information Form dated April 27, 2018 (“AIF”).

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements are based upon certain material assumptions, including those listed above, that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances, including that the factors listed in the foregoing paragraph, collectively, are not expected to have a material impact on the Company. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct.

Forward-Looking Statements contained herein are made as of the date of this MD&A and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

COMPANY OVERVIEW

General

Cronos Group is a geographically diversified and vertically integrated global cannabis company, with a presence across five continents, whose principal activities are the production and sale of cannabis in federally legal jurisdictions, including Canada and Germany. Currently, Cronos Group sells dried cannabis, pre-rolls and cannabis oils through wholesale and direct-to-consumer channels under our medical cannabis brand, PEACE NATURALSTM and our adult-use recreational brands, COVETM and SpinachTM. We operate two wholly-owned license holders under the Cannabis Act (Canada) and its relevant regulations (the “Cannabis Act”), being “License Holders”. Our License Holders are Peace Naturals, which has production facilities near Stayner, Ontario, and OGBC, which has a production facility in Armstrong, British Columbia.

We have also entered into six strategic joint ventures, including in Israel, Australia and Colombia, and hold minority interests in cannabis-related companies and License Holders.

Cronos Group’s common shares are listed on the Nasdaq Global Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the symbol “CRON”.

Strategy

Cronos Group is committed to being one of the world’s leading global cannabis companies. In pursuing this goal, we seek to create value for shareholders by focusing on four core strategic priorities:

•	establishing an efficient global production footprint;
•	developing a diversified global sales and distribution network;
•	creating and monetizing disruptive intellectual property; and
•	growing a portfolio of iconic brands that resonate with consumers.

Production Facilities

Facility	Location	Grow Type	Square Footage	Estimated Annual Capacity (in kg)
Existing Capacity (1)
Peace Naturals – Buildings 1, 2, 3, 4 (2)	Stayner, ON, Canada	Indoor	325,000	38,500
Peace Naturals – Greenhouse	Stayner, ON, Canada	Greenhouse	28,000	1,500
OGBC	Armstrong, BC, Canada	Indoor	2,500	150
Existing Capacity			355,500	40,150

Capacity in Progress
Cronos Israel – Phase I (3)	Hadera, Israel	Greenhouse	45,000	5,000
Cronos Australia – Phase I (4)	Melbourne, VIC, Australia	Indoor	20,000	2,000
Cronos GrowCo (5)	Kingsville, ON, Canada	Greenhouse	850,000	70,000
NatuEra (6)	Cundinamarca, Colombia	Greenhouse	*	*
Capacity in Progress			915,000	77,000

Pro Forma Capacity			1,270,500	117,150

(1)	Existing capacity is defined as facilities where construction is substantially complete, regulatory approvals required to commence operations have been received and cannabis cultivation has commenced.
(2)

Building 4 is expected to become operational in phases. Currently, Building 4 engages in the cultivation of cannabis, with Peace Naturals having received an amendment to its license to cultivate cannabis in Building 4 on August 31, 2018. It is expected that Building 4 will also engage in processing, extraction, finishing and packaging and shipping activities following receipt of the applicable regulatory approvals or amendments to the Peace Naturals license. While construction of Building 4 is complete, the GMP-grade and industrial-grade kitchen and certain additional cultivation and processing areas are in the process of being equipped and made operational in phases. The research and development areas and certain laboratory areas in Building 4 are in final design phases.

(3)	Cronos Group holds a 70% interest in the cultivation company, and a 90% interest in each of the manufacturing, distribution and pharmacies companies of Cronos Israel (as defined herein).
(4)	Cronos Group owns a 50% equity interest in Cronos Australia (as defined herein).
(5)	Cronos Group owns a 50% equity interest in Cronos GrowCo (as defined herein).
(6)	Cronos Group owns a 50% equity interest in NatuEra (as defined herein). NatuEra is still in the design phase and initial planned capacity is still being finalized.

Estimated annual production capacity is generally based on the ratio of:

•	annual grams harvested, which in turn is driven by yield per square foot per harvest and the number of harvests per year, per

•	square foot of cultivation space occupied by the plants immediately prior to harvest.

Generally, a facility’s expected yield per square foot and expected harvests per year are consistent with those historically achieved at the Company’s operational facilities. However, with reference to Building 4, management expects an improvement in harvest metrics once fully operational relative to the Company’s other operational indoor facilities, as a result of next generation technologies and best practices incorporated into this newly completed and purpose-built facility.

Peace Naturals

Situated on approximately 90 acres of land zoned and licensed for cannabis production, Peace Naturals operates four fully operational production facilities (Building 1, Building 2, Building 3 and a greenhouse (the “Peace Naturals Greenhouse”)) and recently completed the construction of an additional production facility (“Building 4”). Peace Naturals’ production processes are Good Manufacturing Practices (“GMP”) certified under relevant European Economic Area GMP directives by the national competent authority of Germany.

On October 31, 2013, Health Canada issued a license to Peace Naturals for activities related to the production and sale of dried cannabis flower under the Access to Cannabis for Medical Purposes Regulations (Canada) (“ACMPR”), which license has since been amended and supplemented. Peace Naturals’ current license has an effective term from November 1, 2016 to November 1, 2019, and grants Peace Naturals the right to engage in, among other things, the production and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants and cannabis oil.

On January 22, 2018, Peace Naturals received a dealer’s license (the “Peace Naturals Dealer’s License”) pursuant to the Narcotic Control Regulations (“NCR”) and the Controlled Drug and Substances Act (the “CDSA”) from Health Canada for the possession, sale, transportation and delivery of controlled substances under the CDSA, including cannabis, tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”). The Peace Naturals Dealer’s License has an effective term from January 29, 2018 to December 31, 2018 and allows Peace Naturals to export medical cannabis extracts, including concentrated oil and resin products, internationally, in accordance with an export permit issued under the Cannabis Act.

OGBC

Situated on 30 acres of land, 13 acres of which are zoned and licensed for cannabis production, OGBC’s facility primarily engages in cultivation and processing operations. OGBC currently engages in inter-company bulk transfers of dried cannabis flower to Peace Naturals, which are sold under the PEACE NATURALSTM brand.

On February 26, 2014, Health Canada issued a cultivation license to OGBC under the ACMPR, which license has since been amended and supplemented. OGBC’s current license has an effective term from February 28, 2017 to February 28, 2020 and grants OGBC the right to engage in the production and sale of dried cannabis flower. On November 9, 2018, OGBC’s license was continued under the Cannabis Act with an effective term until February 28, 2020.

As of October 17, 2018, our License Holders are primarily regulated under the Cannabis Act. The Company expects the Peace Naturals ACMPR and NCR licenses to be continued pursuant to the transition provisions of the Cannabis Act. See “Industry and Market Trends and Regulatory Developments – Transition of Licenses under the Cannabis Act” for further information.

Joint Ventures

We have entered into six strategic joint ventures:

•

NatuEra Joint Venture. In August 2018, the Company announced a strategic joint venture with an affiliate of Agroidea SAS (“AGI”), a leading Colombian agricultural services provider with over 30 years of research, development and production operations and expertise managing industrial scale horticultural operations for export from Colombia. Each of the Company and the affiliate of AGI owns a 50% equity interest in the joint venture, NatuEra S.à r.l. (“NatuEra”). Cronos Group will have three manager nominees on the board of managers of NatuEra, while the affiliate of AGI will have four manager nominees on the board of managers. NatuEra intends to develop, cultivate, manufacture and export cannabis-based medical and consumer products for the Latin American and global markets. NatuEra plans to develop its initial cultivation and manufacturing operations with a purpose-built, GMP-standard facility located in Cundinamarca, Colombia. The facility is currently under design and construction of the facility remains subject to obtaining the relevant permits and other customary approvals. In August 2018, a wholly-owned subsidiary of NatuEra was granted a license to cultivate non-psychoactive cannabis plants for the production of seeds for planting and the manufacture of derivative products. This license has an effective term of five years from August 31, 2018. NatuEra is awaiting the grant of licenses to cultivate psychoactive cannabis and manufacture derivative products therefrom. Commencement of operations at the facility will be subject to obtaining the remaining appropriate licenses under applicable law.

•

Cronos GrowCo Joint Venture. In July 2018, the Company entered into a strategic joint venture with a group of investors led by Bert Mucci (the “Greenhouse Partners”), a leading Canadian large-scale greenhouse operator. Each of the Company and the Greenhouse Partners owns a 50% equity interest in the joint venture, Cronos Growing Company Inc. (“Cronos GrowCo”), and has

equal representation on the board of directors of Cronos GrowCo. Cronos GrowCo is constructing an 850,000 sq. ft. purpose-built, GMP-standard greenhouse on approximately 100 acres of land to be acquired by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually. Construction of the greenhouse has commenced and completion of the construction, expected in the second half of 2019, is subject to obtaining the necessary funding, the relevant building/occupancy permits and other customary approvals and commencement of operations at the greenhouse will be subject to obtaining the appropriate licenses under applicable law. Cronos GrowCo expects to utilize debt to fund a portion of the facility build-out. See “Company Overview – Production Facilities” for further information on the material factors and assumptions related to the projected production capacity of the greenhouse.

•

MedMen Canada Joint Venture. In March 2018, the Company entered into a strategic joint venture with MedMen Enterprises USA, LLC (“MedMen”). Each of the Company and MedMen owns a 50% equity interest in the joint venture, MedMen Canada Inc. (“MedMen Canada”), and has equal representation on the board of directors of MedMen Canada. MedMen Canada holds the exclusive license to the MedMen brand in Canada for a minimum term of 20 years. MedMen Canada is currently in the process of obtaining the necessary licenses, permits and retail locations to create a premium MedMen branded retail chain, modelled after the MedMen iconic retail concept in Los Angeles, Las Vegas and Manhattan, in provinces where private retail is permitted under applicable law. Commencement of operations will be subject to obtaining such licenses and permits.

•

Australia Joint Venture. In February 2018, the Company entered into a strategic joint venture in Australia with NewSouthern Capital Pty Ltd. (“NewSouthern”) for the research, production, manufacture and distribution of medical cannabis. Each of the Company and NewSouthern owns a 50% equity interest in the joint venture, Cronos Australia Pty Ltd. (“Cronos Australia”) and has equal representation on the board of directors of Cronos Australia. The Company believes that Cronos Australia will serve as its hub for Australia, New Zealand and Southeast Asia, bolstering the Company’s supply capabilities and distribution network. The Company is currently reviewing alternative facility designs given current and anticipated market opportunities, which may include an expansion of the previously announced plans for a 20,000 sq. ft. purpose-built indoor facility. Cronos Australia has been granted a medical cannabis cultivation license, a cannabis research license and a manufacturing license by the Therapeutic Goods Administration and the Office of Drug Control (the “ODC”). Cronos Australia has also applied for an import license to import PEACE NATURALSTM branded medical products for sale in the Australian market while construction is being completed. Cronos Australia is awaiting the approval of the ODC for the import license.

•

Israel Joint Venture. In September 2017, the Company entered into a strategic joint venture (“Cronos Israel”) in Israel with the Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and distribution of medical cannabis. Cronos Israel consists of four companies: (i) cultivation (encompassing nursery and cultivation operations), (ii) manufacturing, (iii) distribution and (iv) pharmacies. The Company holds a 70% interest in the cultivation company and a 90% interest in each of the manufacturing, distribution and pharmacies companies of Cronos Israel. Each of Cronos Group and Gan Shmuel has one board member nominee on the board of directors of each of the cultivation, manufacturing, distribution and pharmacies companies, and Cronos Group has the right to nominate a further two members to the board of each company. In the initial phase of construction, Cronos Israel is planning to construct a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation development and research. Construction of the greenhouse and manufacturing facility has commenced and the Company anticipates that construction of the greenhouse will be complete in the first half of 2019 and construction of the manufacturing facility will be complete in the second half of 2019. Commencement of cultivation, manufacturing and distribution operations in Cronos Israel is subject to final inspection by the Medical Cannabis Unit of the Israeli Ministry of Health (the “Yakar”) and the issuance of final cannabis licenses. Until exports are permitted under applicable Israeli law, products from Cronos Israel are expected to be distributed domestically in the local Israeli market. See “Company Overview – Production Facilities” for further information on the material factors and assumptions related to the projected production capacity of the greenhouse.

•

Indigenous Roots Joint Venture (“Indigenous Roots”). In December 2016, the Company launched a strategic joint venture led by Phil Fontaine, former National Chief of the Assembly of First Nations. Indigenous Roots will work cooperatively with Canadian First Nations towards building and operating licensed facilities and providing medical cannabis to First Nations communities in Canada. We will own a 49.9% stake in Indigenous Roots upon closing of the investment, which is expected to be led by a First Nation. The Company believes that Indigenous Roots will provide Cronos Group with optionality for nontraditional distribution channels, incremental production capacity without dilution and a strong brand for our portfolio. Indigenous Roots has commanded significant interest, having met with over 100 indigenous communities and leaders across Canada. Indigenous Roots is in the process of finalizing its capital raise. Once completed, Indigenous Roots is anticipated to commence construction of a 30,000 sq. ft. production facility at the premises of OGBC. The Company is awaiting definitive regulatory clarity on provincial distribution frameworks prior to finalization of the capital raise.

Minority Investments

We have also invested in and made loans to cannabis-related companies and License Holders. As at September 30, 2018, the Company held a 19.0% equity interest in Whistler Medical Marijuana Corporation (“Whistler”) and minority equity investments in Evergreen Medicinal Supply Inc. (“Evergreen”) and Canopy Growth Corporation (“Canopy”).

Additional information with respect to the Company’s business is included in the AIF.

INDUSTRY AND MARKET TRENDS AND REGULATORY DEVELOPMENTS

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Our AIF contains a description of the regulatory framework applicable to our business as of the date of the AIF. The following provides a description of certain applicable regulatory developments since the date of our AIF as well as a description of the regulatory frameworks applicable to our business in the jurisdictions that we have entered since the date of our AIF.

Medical Cannabis Regulatory Framework in Canada

On August 24, 2016, the Government of Canada introduced the ACMPR to govern the production, sale and distribution of medical cannabis and related oil extracts. The ACMPR effectively combined the regulations and requirements of the Marihuana for Medical Purposes Regulations, the Marihuana Medical Access Regulations and the section 56 exemptions related to cannabis oil under the CDSA into one set of regulations. In addition, among other things, the ACMPR set out the process patients were required to follow to obtain authorization from Health Canada to grow cannabis and to acquire seeds or plants from licensed producers to grow their own cannabis. Under the ACMPR, patients had three options for obtaining cannabis:

•	they could continue to access quality-controlled cannabis by registering with licensed producers;
•	they could register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or
•	they could designate someone else to produce cannabis for them.

These three options for access to medical cannabis have been continued under the Cannabis Act, which substantively incorporated the regulatory framework of the ACMPR. The new medical regime builds upon the previous requirements to reduce administrative requirements that were identified by patients, patient advocates, and healthcare professionals as being especially burdensome. For example, registered clients may now request the transfer of their medical document from one license holder to another without having to request a new medical document from a health care practitioner. The validity period of the medical document has also been extended by using the date of registration as the first day of the validity period as opposed to the date on which it was issued by the healthcare practitioner.

Legalization of Regulated Recreational Cannabis in Canada

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian federal government to seek input on the design of a new system to legalize, strictly regulate and restrict access to cannabis, published its report outlining its recommendations. On April 13, 2017, the Government of Canada introduced Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (“Bill C-45”), which proposed the enactment of the Cannabis Act to regulate the production, distribution and sale of cannabis for medical and unqualified adult use. After significant debates at the House of Commons and the Senate, Bill C-45 received Royal Assent on June 21, 2018. On July 11, 2018, the Government of Canada published the final regulations under the Cannabis Act (the “Cannabis Regulations”). These regulations provide more details on the medical and recreational regulatory regimes for cannabis, including regarding licensing, security clearances and physical security requirements, production practices, outdoor growing, security, packaging and labelling, cannabis containing drugs, document retention requirements, reporting and disclosure requirements, the new medical regime and the industrial hemp regime.

The Cannabis Act and Cannabis Regulations came into force on October 17, 2018.

The recreational regulatory framework for cannabis production, distribution and sale is a significant new market for the Company’s products. However, it is still uncertain how these developments may impact the medical cannabis market. The impacts may also be negative for the Company and could result in increased levels of competition in the existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

Transition of Licenses under the Cannabis Act

As of October 17, 2018, our License Holders are primarily regulated under the Cannabis Act.

The Cannabis Act generally provides that licenses issued under the ACMPR that are in force immediately before the commencement date of the Cannabis Act will be deemed to be licenses issued under the corresponding provisions of the Cannabis Act and any such licenses will continue in force until they are revoked or expire. In particular, a license for production and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants and cannabis oil under the ACMPR will be deemed to be, as applicable, licenses for cultivation, processing and sale for medical purposes under the Cannabis Act, provided that the License Holder meets certain requirements. The licenses under the ACMPR held by our License Holders are subject to these transition provisions and the Company is expecting to have its licenses continued as licenses to cultivate, licenses for processing and licenses for sale for medical purposes under the Cannabis Act. The License Holders have also applied for and received the necessary excise duty licenses from the Canada Revenue Agency.

Similarly, the Cannabis Act generally provides that licenses issued under the NCR that are in force immediately before the commencement date of the Cannabis Act will be deemed to be licenses issued under the corresponding provisions of the Cannabis Act and any such licenses will continue in force until they are revoked or expire. In particular, a license for possession, sale, transportation and delivery of cannabis, THC and CBD under the NCR will be deemed to be a license for processing under the Cannabis Act. We expect the Peace Naturals Dealer’s License to be subject to these transition provisions.

The Cannabis Act also contains transition provisions that generally provide that an export permit issued under section 103 of the ACMPR or section 10 of the NCR relating to cannabis that is in force immediately before the commencement date of the Cannabis Act will be deemed to be a permit issued under the corresponding provision of the Cannabis Act and any such license will continue in force until it is revoked or expires. Under the Cannabis Act, licenses and permits authorizing the importation or exportation of cannabis may be issued only in respect of cannabis for medical or scientific purposes or in respect of industrial hemp.

Pursuant to the Cannabis Fees Order, SOR/2018-198, our License Holders will be subject to certain annual regulatory fees and reporting requirements. The annual regulatory fees allow the Minister of Health to recover the aggregate costs of administering the cannabis regulatory program and are payable annually by certain license holders. The annual regulatory fee is based on a percentage of the license holder’s actual revenue in the previous year from the sale of cannabis less the amount purchased from another license holder subject to the fee, or a minimum flat fee. Specifically, standard cultivation, standard processing and certain medical sales license holders will be subject to a fee of 2.3% of cannabis revenue or $23,000, whichever is higher, in addition to any other fees that may be payable.

Provincial Distribution Frameworks for Regulated Recreational Cannabis

While the Cannabis Act and associated regulations provide for the regulation of the commercial production, processing and sale (for medical purposes) of cannabis and related matters by the federal government, the provinces and territories of Canada regulate the distribution, sale and consumption of recreational cannabis, such as distribution and retail licensing, minimum age requirements, places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have implemented regulatory regimes for the distribution, sale and use of recreational cannabis within those jurisdictions.

Regulatory Framework in Colombia

In 2016, Colombia’s Congress adopted Law 1787 with the purpose of creating a regulatory framework allowing the safe and informed access to medical and scientific use of cannabis and its derivatives within the Colombian territory. Law 1787 granted authority to the Colombian government to control and regulate the activities of cultivation, processing, fabrication, acquisition, import, export, transport and commercialization of cannabis and its derivatives for medical and scientific purposes. Law 1787 amended articles 375, 376 and 377 of the Colombian Criminal Code to remove sanctions against the medical and scientific use of cannabis used under a license duly granted by the relevant authorities according to Colombian laws. This amendment was required given that the Colombian Criminal Code expressly provided a general prohibition against the cultivation, conservation or financing of marijuana plantations among other related activities. Based on Law 1787, the Colombian Government-issued Decree 613 of 2017, whereby it defined the different types of licenses that may be granted in respect of permissible activities related to medical cannabis including: (i) cultivation of psychoactive cannabis plants, (ii) cultivation of non-psychoactive cannabis plants, (iii) use of seeds for planting and (iv) manufacturing of cannabis derivatives. Decree 613 also sets out the requirements and criteria for the assignment of quotas for cultivation of psychoactive cannabis plants and manufacturing of cannabis derivatives in favor of licensees and other related activities including the main obligations to be complied with by the licensees.

The administration of the law and its related regulations is overseen by several governmental bodies including the Ministry of Health and Social Protection (the “Ministry of Health”), the Ministry of Justice and Law (the “Ministry of Justice”), and the National Narcotics Fund. The Ministry of Health is the entity responsible for granting licenses for the production of cannabis derivatives, while the Ministry of Justice is the entity responsible for granting licenses for the use of seeds for planting, cultivation of psychoactive cannabis plants, and cultivation of non-psychoactive cannabis plants. In addition, the Colombian Agricultural Institute (“ICA”) is the entity regulating the registration, protection and use of cannabis seeds, and the National Institute for Medicines and Food Overseeing (“Invima”) is the entity overseeing the production of medicines for human consumption.

The Ministry of Justice established three resolutions, namely:

•

Resolution No. 577 of 2017, setting forth the rules for the supervision and monitoring of the licenses for the (a) sowing of cannabis seeds; (b) cultivation of psychoactive cannabis plants; and (c) cultivation of non-psychoactive cannabis plants. Resolution 577 also regulates the basis upon which a license may be amended, the security protocol in harvest areas, and production and manufacturing quotas;

•

Resolution No. 578 of 2017, sets the tariffs applicable to the different processes concerning cannabis licenses, such as applications, modifications, extraordinary authorizations, and allocation of additional production and manufacturing quotas; and

•	Resolution No. 579 of 2017, defining that small and medium licensed growers are those who grow or cultivate cannabis in an area of

0.5 hectares or less. In an effort to ensure the sustainability of small-scale growers, holders of cannabis derivative production licenses, except in the research modality, are required to process at least 10% of their assigned annual cannabis quota from a small or medium licensed grower.

In addition, the Ministry of Health issued Resolution No. 2891 of 2017 and Resolution No. 2892 of 2017. Resolution No. 2891 establishes the tariff manual for evaluation, monitoring and control applicable to licenses for the manufacture of cannabis derivatives for medical and scientific use. Resolution No. 2892 sets out technical regulations for the granting of a license to manufacture cannabis by-products, including additional obligations of the licensee, grounds for modification of the license, and rules related to production and manufacturing quotas.

The first licenses were issued in Colombia in 2016 (under the prior applicable legal regime set forth in Decree 2467 of 2015). As of August 2018, 142 licenses have been issued by the Ministry of Justice for the cultivation of psychoactive and non-psychoactive plants, as well as for the use of seeds. As of September 28, 2018, 73 licenses have been issued by the Ministry of Health for the manufacturing of cannabis derivatives. Colombia’s Congress has not indicated any intention of considering the legalization of adult-use recreational cannabis at this time.

Regulatory Framework in Poland for Imports

The use and importation of cannabis for medical purposes in Poland is governed by international, European and Polish law, including:

•	the UN Single Convention;
•	Directive 2001/83/EC of the European Parliament and of the Council of November 6, 2001 on the Community Code relating to medical products for human use;
•	the Pharmaceutical Law (Prawo farmaceutyczne, “PrFarm”); and
•	the Act on prevention of drug abuse (Ustawa o przeciwdziałaniu narkomaniu, “NarkU”).

The UN Single Convention sets out general rules on trade and use of narcotic drugs for medical purposes. The import and manufacturing of cannabis plants other than fibrous and dried plant parts for medical purposes became legal in Poland on November 1, 2017, by the amendment to NarkU. The NarkU allowed the marketing of cannabis plants other than fibrous extracts of the plants, resin and medical tincture, while cultivation remains prohibited. Therefore, importation or delivery within the European Union is required to facilitate the availability of medical cannabis in the Polish market. This applies to both forms regulated by NarkU: active substances for manufacturing of pharmaceutical raw material and pharmaceutical raw material.

For each of these actions, manufacturing has been defined differently. Manufacturing of an active substance for manufacturing pharmaceutical raw material is defined as fragmentation of dried parts, physicochemical processing (including extraction) and collective packaging, while for raw pharmaceutical material, manufacturing means repackaging of the active substance to smaller packages that are delivered to pharmacies. The final product is prepared and sold by the pharmacies by prescription.

In order to market cannabis in the form of pharmaceutical raw material in Poland, the following administrative approvals are required, in accordance with PrFarm:

•

Marketing Authorization (MA) issued by the President of the Office for Registration of Medicinal Products, Medical Devices and Biocides (Urząd Rejestracji Produktów Leczniczych, Wyrobów Medycznych i Produktów Biobójczych) in a national procedure; and

•	an import or manufacturing license issued by the Main Pharmaceutical Inspector (Główny Inspektor Farmaceutyczny, “GIF”) which should be attached to the application for marketing authorization.

Both administrative approvals are issued in the course of the same process applicable to regular medicinal products. Applications for import authorization are required to include detailed information on the:

•	applying entity;
•	cannabis-based product, including its form and presentation;
•	site; and
•	scope of import.

Import authorizations for an individual medicinal product are typically issued within 90 days of application for an indefinite period of time on the condition that the entity applying for authorization fulfills the requirements of GMP and employs a qualified person for the duration of all importation activities. The granting of the import authorization results in the entry to the Register of Manufacturers and Importers of Medicinal Products kept by GIF.

The importation of active substances for manufacturing of pharmaceutical raw material is subject to other provisions of PrFarm and requires a previous registration on the National Register of Manufacturers, Importers and Distributors of Active Substances kept by GIF. The importer is also subject to GMP and multiple disclosure requirements.

Medicinal products, including active substances based on cannabis, are classified as “Rpw” – dispensed on individual physician’s prescription, containing narcotic agents. This classification applies to all medicinal products produced in either factories of pharmaceutical companies or the pharmacies from pharmaceutical raw material. This special category allows for stricter control of the trade of medicinal products containing all narcotic agents and psychotropic substances, including cannabis.

Under the applicable regulations, each patient may receive not more than three prescriptions for a period not exceeding 90 days of use in the aggregate. Any such prescription cannot contain any other medicinal products.

Exports to Poland by Peace Naturals

Peace Naturals is expected to export to Poland dried cannabis flower under Part 10 of the Cannabis Regulations and pursuant to export permits issued by Health Canada for each shipment. Health Canada requires License Holders to submit copies of valid import permits issued by a competent authority in the country of destination in each application for an export permit. Our Polish strategic distribution partner, Delfarma Sp. Zo.o (“Delfarma”), has submitted applications for the import and marketing authorizations of Peace Naturals medical cannabis products in Poland. Once approved, Delfarma is expected to apply for and obtain import permits from the GIF, and once such import permits are received, Peace Naturals expects to apply for and obtain export permits from Health Canada prior to export to Poland.

Restrictions on Business Activities in the United States

The Company currently does not engage in any activities related to the cultivation, possession or distribution of cannabis in the U.S. The Ginkgo Strategic Partnership (as described below) contemplates the performance of research and development (“R&D”) activities in the U.S., in order to produce cultured cannabinoids, in full compliance with all applicable U.S. federal and state laws. From time to time, the Company may have minority interests in non-U.S. cannabis companies (as disclosed in the AIF). Based on what is disclosed publicly by these minority investees, the Company is not aware of any U.S. cannabis-related activities of such minority investees as of the date of this MD&A.

Regulatory Framework Applicable to the Ginkgo Strategic Partnership

All R&D work undertaken by Ginkgo pursuant to the Ginkgo collaboration and license agreement will be conducted in compliance with all United States federal laws regarding controlled substances. In the initial phase of R&D, Ginkgo will not be working with any controlled substances under the United States Controlled Substances Act (the “CSA”), and therefore no licenses, permits or other authorizations will be required during this phase. In the second phase of R&D under the Ginkgo collaboration and license agreement, Ginkgo will be working with cannabinoids, a controlled substance under the CSA. Pursuant to the Ginkgo collaboration and license agreement, the commencement of this second phase of R&D is conditional on Ginkgo obtaining all necessary licenses, permits and authorizations required for Ginkgo to legally perform such activities. In particular, Ginkgo must obtain from the U.S. Drug Enforcement Agency (the “DEA”), a DEA Researcher (I) Controlled Substance Registration Certificate and a Researcher Controlled Substance Registration Certification from the Massachusetts Department of Public Health that, when received, will allow Ginkgo to lawfully conduct research involving cannabinoids, including all “coincident activities” authorized by law. Until such licenses, permits and authorizations are obtained, no R&D work involving or resulting in the creation of controlled substances under the CSA will be undertaken. The strategic partnership with Ginkgo will not involve any cannabinoid production activities in the United States beyond what is lawful for a DEA-registered researcher or any cannabinoid production activities in any other jurisdiction in which cannabis is not legalized.

Additional information with respect to the Company’s business and applicable regulatory frameworks are included in the AIF.

QUARTERLY BUSINESS HIGHLIGHTS AND RECENT DEVELOPMENTS POST QUARTER-END

Revenue increased 186% and kilograms sold increased 213% in Q3 2018 as compared to Q3 2017

Revenue increased by $2.4 million, or 186%, from $1.3 million in Q3 2017 to $3.8 million in Q3 2018, while kilograms sold increased by 350 kilograms, or 213%, from 164 kilograms in Q3 2017 to 514 kilograms in Q3 2018. On a sequential quarter basis, revenue and kilograms sold in Q3 2018 increased 11% and 8%, respectively, over those in Q2 2018. The Q3 2018 increases in revenue and kilograms sold over the comparable prior year period were due to increased production capacity and increased volumes sold through the domestic medical and international channels, as well as initial shipments into the domestic adult-use recreational market. The Company continues to see strong growth in cannabis oil sales, which represented 29% of total revenue in Q3 2018.

Establishing an efficient global production footprint

Formed NatuEra, the Company’s cultivation and manufacturing hub for Latin America

In August 2018, the Company announced a strategic joint venture with an affiliate of AGI, a leading Colombian agricultural services provider with over 30 years of research, development and production operations and expertise managing industrial scale horticultural operations for export from Colombia. Each of the Company and the affiliate of AGI owns a 50% equity interest in the joint venture, NatuEra. Cronos Group will have three manager nominees on the board of managers of NatuEra, while the affiliate of AGI will have four manager nominees on the board of managers. NatuEra intends to develop, cultivate, manufacture and export cannabis-based medical and consumer products for the Latin American and global markets. NatuEra plans to develop its initial cultivation and manufacturing operations with a purpose-built, GMP-standard facility located in Cundinamarca, Colombia. The facility is currently under design and construction of the facility remains subject to obtaining the relevant permits and other customary approvals. In August 2018, a wholly-owned subsidiary of NatuEra was granted a license to cultivate non-psychoactive cannabis plants for the production of seeds for planting and the manufacture of derivative products. This license has an effective term of five years from August 31, 2018. NatuEra is awaiting the grant of licenses to cultivate psychoactive cannabis and manufacture derivative products therefrom. Commencement of operations at the facility will be subject to obtaining the remaining appropriate licenses under applicable law.

Launched Cronos GrowCo for additional domestic greenhouse production capacity

In July 2018, we announced a strategic joint venture with the Greenhouse Partners, a leading Canadian large-scale greenhouse operator. Each of the Company and the Greenhouse Partners owns a 50% equity interest in the joint venture, Cronos GrowCo, and have equal representation on the board of directors of Cronos GrowCo. Cronos GrowCo is constructing an 850,000 sq. ft. purpose-built, GMP-standard greenhouse on approximately 100 acres of land to be acquired by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually. Construction of the greenhouse has commenced and completion of the construction, expected in the second half of 2019, is subject to obtaining the necessary funding, the relevant building/occupancy permits and other customary approvals. Commencement of operations at the greenhouse will be subject to obtaining the appropriate licenses under applicable law. Cronos GrowCo expects to utilize debt to fund a portion of the facility build-out. See “Company Overview – Production Facilities” for further information on the material factors and assumptions related to the projected production capacity of the greenhouse.

Continued progress on capacity expansion projects

•

Building 4. Construction of Building 4, a 286,000 sq. ft. purpose-built indoor production facility built to GMP standards, is complete. Building 4 is expected to become operational in phases. Currently, Building 4 engages in the cultivation of cannabis, with Peace Naturals having received an amendment to its license to cultivate cannabis in Building 4 on August 31, 2018. It is expected that Building 4 will also engage in processing, extraction, finishing and packaging and shipping activities following receipt of the applicable regulatory approvals or amendments to the Peace Naturals license. While construction of Building 4 is complete, the GMP-grade and industrial-grade kitchen and certain additional cultivation and processing areas are in the process of being equipped and made operational in phases. The R&D areas and certain laboratory areas in Building 4 are in final design phases. The first harvest from Building 4 is expected this year and, at full run rate, Building 4 will have a harvest every three days. Building 4 is anticipated to reach its estimated 33,500 kilogram annual capacity run rate in the second quarter of 2019.

•

Cronos Israel. Construction of the custom-built greenhouse and manufacturing facility, each designed to GMP standards, has begun. The Company anticipates that construction of the greenhouse will be complete in the first half of 2019 and construction of the manufacturing facility will be complete in the second half of 2019. Commencement of cultivation, manufacturing and distribution operations in Cronos Israel is subject to final inspection by the Yakar and the issuance of final cannabis licenses.

Developing a diversified global sales and distribution network

Entered the Canadian adult-use recreational market

On October 17, 2018, Canada became the first G7 country and the second country in the world to legalize cannabis sales for adult recreational use. The Company is actively engaged in this distribution channel and is currently selling dried cannabis, pre-rolls and cannabis oils to the cannabis control authorities in Ontario, British Columbia, Nova Scotia and Prince Edward Island, which collectively represent over 50% of the Canadian population. The Company expects to secure additional provincial listings as more of its production capacity comes online that will allow the Company to adequately service additional provincial markets.

Secured Cura supply agreement

In August 2018, Cronos Group announced a supply agreement with Cura Cannabis Solutions (“Cura”), one of the largest cannabis companies in the world by revenues in the first quarter of 2018. Cura signed a five year take-or-pay supply agreement to purchase a minimum of 20,000 kilograms of cannabis per annum from Cronos GrowCo, starting from the end of the calendar quarter following the calendar quarter in which Cura receives all necessary licenses from Health Canada. Cura also expects to build its proprietary, state-of-the-art extraction facility on a parcel of land owned by Cronos Group in the heart of Okanagan Valley, British Columbia.

Creating and monetizing disruptive intellectual property

Ginkgo Strategic Partnership

In September 2018, the Company announced a landmark R&D partnership with Ginkgo to produce at commercial scale certain cultured cannabinoids, which are expected to be made at a fraction of the cost of those available through current cultivation methods. Furthermore, these cultured cannabinoids include rare cannabinoids that are economically impractical or nearly impossible to produce at high purity and scale through traditional cultivation practices.

If the Ginkgo Strategic Partnership is ultimately successful at developing such cultured cannabinoids, Cronos Group expects to be able to produce large volumes of the target cannabinoids from custom yeast strains by leveraging existing fermentation infrastructure (i.e. breweries or pharmaceutical contract manufacturing operations) without incurring significant capital expenditures to build new cultivation and extraction facilities.

The partnership between Ginkgo and the Company will focus on the scalable and consistent production of a wide range of cannabinoids, including THC, CBD and a variety of other lesser known and rarer cannabinoids. These cultured cannabinoid molecules are identical to those extracted from the plants grown with traditional cultivation methods, but are created by leveraging the power of biological manufacturing via fermentation.

Pursuant to the collaboration and license agreement, Ginkgo will work with the Company on the R&D of microorganisms capable of producing certain target cannabinoids in a scalable and highly efficient manner. The Company will fund certain R&D and foundry expenses expected to be approximately US$22.0 million, subject to the achievement of certain milestones. In addition, upon Ginkgo’s demonstration that the microorganisms are capable of producing the target cannabinoids above a minimum productivity level, the Company will issue up to approximately 14.7 million common shares in the aggregate (subject to customary anti-dilution adjustments) in accordance with the milestone allocations described below. The common shares allocated were based on the 60-day volume weighted average closing price for the Company’s common shares of US$6.81 as of July 17, 2018, when the letter of intent was executed by both parties. The transaction had an aggregate value of US$100.0 million as of July 17, 2018 assuming all milestones are met. Tranches of these common shares will be issued once each of the target cannabinoids can be produced for less than US$1,000 per kilogram of pure cannabinoid at a scale of greater than 200 liters as follows: THC(A), 20%; CBD(A), 15%; CBC(A), 10%; CBG(A), 10%; THCV(A), 15%; CBGV(A), 10%; CBDV(A), 10%; CBCV(A), 10% (each, an “Equity Milestone Event”). The Company and Ginkgo have targeted three years to reach the Equity Milestone Events for each of the target cannabinoids.

The Company will have the exclusive right to use and commercialize the key patented intellectual property related to the production of the target cannabinoids globally. All R&D work undertaken by Ginkgo will be conducted in compliance with all U.S. federal laws regarding controlled substances and Ginkgo is coordinating activities closely with both U.S. federal and state agencies. The Company intends to produce and distribute the target cannabinoids globally and has received confirmation that this method of production is permitted under the Cannabis Act.

R&D in the role of, and use of, cannabinoids in skin health

In October 2018, the Company announced it had entered into a sponsored research agreement with the Technion Research and Development Foundation of the Technion - Israel Institute of Technology (“Technion”) to explore the use of cannabinoids and their role in regulating skin health and skin disorders. The preclinical studies will be conducted by Technion over a three-year period and will focus on three skin conditions: acne, psoriasis and skin repair.

Research will be led by Technion faculty members Dr. David “Dedi” Meiri, Head, Laboratory of Cancer Biology and Cannabinoid Research and Dr. Yaron Fuchs, Head, Laboratory of Stem Cell Biology and Regenerative Medicine, two of the world’s leading researchers in cannabis and skin stem cell research, respectively. Dr. Meiri heads the Laboratory of Cannabis and Cancer Research with vast experience in cannabis and endocannabinoid research. Dr. Fuchs heads the Laboratory of Stem Cell Biology and Regenerative Medicine with years of experience in the biology of the skin and its pathologies. Development and implementation of the research will be conducted at Technion’s Laboratory of Cancer Biology and Cannabis Research and the Lorry I. Lokey Interdisciplinary Center of Life Sciences and Engineering in Haifa, Israel.

Growing a portfolio of iconic brands that resonate with consumers

Launched recreational brands COVETM and SpinachTM

The Company has launched two recreational brands for the Canadian adult use market:

•

COVE™ is a premium positioned brand that was born in the Okanagan Valley in British Columbia, which is known for producing some of the world’s finest cannabis. COVE™ products are non-irradiated and hand-trimmed using only the best colas of each harvest. By avoiding shortcuts like harsh refining processes, COVE™ is able to maintain the natural balance of the plant across all of the brand’s terpene rich cannabis extracts and brings the highest in quality products to its consumers. The goal of this premium brand is to make each experience a discovery for consumers.

•

SpinachTM is positioned as a mainstream recreational brand with High Expectations™ geared towards a wide range of consumers that don’t take life too seriously and are looking for entertaining, fun ways to enhance activities. A fun, lighthearted and playful brand, Spinach™ is focused on offering Farm-To-Bowl™ products that bring friends together and make experiences more enjoyable. Get Your Greens™.

RESULTS OF OPERATIONS

Selected Financial Results

The following table summarizes the selected financial results for the periods indicated.

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2018	2017	$	%	2018	2017	$	%
Revenue	$3,760	$1,314	$2,446	186%	$10,099	$2,471	$7,628	309%
Cost of Sales	1,666	(690)	2,356	(341%)	(269)	(1,690)	1,421	(84%)
Gross Profit	2,094	2,004	90	4%	10,368	4,161	6,207	149%
Operating Expenses	6,971	2,036	4,935	242%	16,933	6,434	10,499	163%
Operating Income (Loss)	(4,877)	(32)	(4,845)	15141%	(6,565)	(2,273)	(4,292)	189%
Other Income (Expense)	(42)	1,053	(1,095)	(104%)	164	2,603	(2,439)	(94%)
Income (Loss) before Income Taxes	(4,919)	1,021	(5,940)	(582%)	(6,401)	330	(6,731)	(2040%)
Income Tax Expense (Recovery)	2,352	(76)	2,428	(3195%)	1,197	(98)	1,295	(1321%)
Net Income (Loss)	(7,271)	1,097	(8,368)	(763%)	(7,598)	428	(8,026)	(1875%)
Other Comprehensive Income (Loss)	236	(2)	238	(11900%)	240	692	(452)	(65%)
Comprehensive Income (Loss)	(7,035)	1,095	(8,130)	(742%)	(7,358)	1,120	(8,478)	(757%)

Revenue

The following table sets forth revenue, kilograms sold and average sales price per gram by product type for the periods indicated.

($ in 000s)	Three Months Ended September 30, 2018			Nine Months Ended September 30, 2018
	Revenue	Kilograms Sold	Avg. Sales Price / Gram	Revenue	Kilograms Sold	Avg. Sales Price / Gram
Dry Cannabis	$2,619	397	$6.60	$7,954	1,264	$6.29
Cannabis Oil	1,073	117	9.17	1,964	208	9.44
Other	68	—	—	181	—	—
Total	3,760	514	7.32	10,099	1,472	6.86

	Three Months Ended September 30, 2017			Nine Months Ended September 30, 2017
	Revenue	Kilograms Sold	Avg. Sales Price / Gram	Revenue	Kilograms Sold	Avg. Sales Price / Gram
Dry Cannabis	$1,314	164	$8.01	$2,471	309	$8.00
Cannabis Oil	—	—	—	—	—	—
Other	—	—	—	—	—	—
Total	1,314	164	8.01	2,471	309	8.00

Results for Q3 2018 compared to Q3 2017

For Q3 2018, the Company reported revenue of $3.8 million as compared to $1.3 million for Q3 2017, representing an increase of $2.4 million, or 186%. This change was primarily due to:

•	continued growth of sales to patients of 180 kilograms during the quarter;
•	continued strong growth in our cannabis oil sales that represent 29% of total revenue in the current quarter; and
•	commencement of initial shipments into the domestic adult-use recreational market.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported revenue of $10.1 million as compared to $2.5 million for YTD 2017, representing an increase of $7.6 million, or 309%. This change was primarily due to:

•	continued expansion in our patient onboarding and strong growth in cannabis oil sales;
•	increased production capacity and yield development; and
•	commencement of shipments into the domestic adult-use recreational market.

Cost of Sales and Gross Profit

Cost of sales and gross profit for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2018	2017	$	%	2018	2017	$	%
Cost of Sales
Cost of Sales before Fair Value Adjustments	$1,688	$464	$1,224	264%	$4,509	$877	$3,632	414%
Gross Profit before Fair Value Adjustments	2,072	850	1,222	144%	5,590	1,594	3,996	251%
Fair Value Adjustments
Unrealized Change in Fair Value of Biological Assets	(1,533)	(2,478)	945	(38%)	(11,108)	(5,179)	(5,929)	114%
Realized Fair Value Adjustments on Inventory Sold	1,511	1,324	187	14%	6,330	2,612	3,718	142%
Total Fair Value Adjustments	(22)	(1,154)	1,132	(98%)	(4,778)	(2,567)	(2,211)	86%
Gross Profit	2,094	2,004	90	4%	10,368	4,161	6,207	149%

Gross Margin Before Fair Value Adjustments	55%	65%			55%	65%
Gross Margin	56%	153%			103%	168%

Cost of Sales before Fair Value Adjustments / Gram Sold	$3.28	$2.83			$3.06	$2.84

Cost of sales before fair value adjustments consists of two main categories:

•

Production costs. These costs are capitalized to biological assets as costs directly attributable to growing the plants to the point of harvest, transferred to inventory upon harvest and recognized in cost of sales when the inventory is sold. These costs include direct costs such as nutrients, soil, and seeds, as well as other indirect costs such as utilities, an allocation of indirect labor, property taxes, and depreciation of equipment used in the growing process.

•

Processing costs. These costs are capitalized to inventory and then recognized in cost of sales when the inventory is sold. These costs represent post-harvest costs per gram incurred to bring harvested cannabis to its saleable condition, which include drying and curing, testing and packaging, and overhead allocation.

Fair value adjustments included in gross profit consist of two main categories:

•

Unrealized Change in Fair Value of Biological Assets. This line item represents the effect of the non-cash fair value adjustments of biological assets produced in the period, excluding capitalized production costs.

•

Realized Fair Value Adjustments on Inventory Sold. This line item represents the effect of the non-cash fair value adjustments capitalized to inventory being recognized in the statement of operations as the corresponding inventory is sold.

Management believes gross profit before fair value adjustments provides useful information to understand and evaluate operating performance by excluding the non-cash fair value adjustments required by IFRS. It is computed on a consistent basis for each reporting period. See note 6 “Biological assets and inventory” to the Interim Financial Statements for further detail.

Results for Q3 2018 compared to Q3 2017

For Q3 2018, the Company reported gross profit before fair value adjustments of $2.1 million as compared to $0.9 million for Q3 2017, representing an increase of $1.2 million, or 144%. Gross margin before fair value adjustments decreased from 65% for Q3 2017 to 55% for Q3 2018. Drivers of these variances are set forth below:

•

the increase in gross profit before fair value adjustments is largely driven by a 213% increase in units sold in Q3 2018 over the comparable prior year period and partially offset by a lower overall average selling price due to the commencement of sales into the Canadian adult-use recreational market.

•

the decline in gross margin before fair value adjustments is driven by the lower average selling price for Q3 2018 and a higher unit cost of sales before fair value adjustments for Q3 2018 as compared to the prior year period due to the incremental costs associated with onboarding new production facilities while actual production output from those new facilities is realized over time. Furthermore, the lower average selling price is attributable to commencement of sales into the adult-use recreation market.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported gross profit before fair value adjustments of $5.6 million as compared to $1.6 million for YTD 2017, representing an increase of $4.0 million, or 251%. Gross margin before fair value adjustments decreased from 65% for YTD 2017 to 55% for YTD 2018. Drivers of these variances are set forth below:

•	the increase in gross profit before fair value adjustments is largely driven by the increase in units sold during the period; and
•

the decline in gross margin before fair value adjustments is driven by a lower average selling price associated with the commencement of sales into the Canadian adult-use recreational market and higher unit cost of sales before fair value adjustments as new production facilities are onboarded with unit output being realized over time.

Operating Expenses

Operating expenses for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2018	2017	$	%	2018	2017	$	%
Operating Expenses
Sales and Marketing	$598	$176	$422	240%	$1,548	$306	$1,242	406%
General and Administrative	4,820	1,066	3,754	352%	11,500	4,274	7,226	169%
Share-Based Payments	1,223	539	684	127%	2,947	1,170	1,777	152%
Depreciation and Amortization	330	255	75	29%	938	684	254	37%
Total Operating Expenses	6,971	2,036	4,935	242%	16,933	6,434	10,499	163%

As a Percentage of Revenue
Sales and Marketing	16%	13%			15%	12%
General and Administrative	128%	81%			114%	173%
Share-Based Payments	33%	41%			29%	47%
Depreciation and Amortization	9%	19%			9%	28%
Total Operating Expenses	185%	155%			168%	260%

Results for Q3 2018 compared to Q3 2017

For Q3 2018, the Company reported total operating expenses of $7.0 million as compared to $2.0 million for Q3 2017, representing an increase of $4.9 million, or 242%. This change was primarily due to:

•	an increase in professional and consulting fees for services rendered in connection with various strategic initiatives and strengthening the company’s governance and internal controls;
•	hiring of new employees and bringing on new dedicated functions in procurement, information technology, sales and marketing and operations; and
•	increase in stock-based compensation associated with stock options issued to employees, directors, and service providers.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported total operating expenses of $16.9 million as compared to $6.4 million for YTD 2017, representing an increase of $10.5 million, or 163%. This change was primarily due to:

•

an increase in professional and consulting fees for services rendered in connection with various strategic initiatives, expenditures associated with the company’s NASDAQ listing, and strengthening the company’s governance and internal controls;

•	an increase in payroll costs associated with building out existing and new functions; and

•	increase in amortization of stock-based compensation.

Other Income (Expense)

Other income (expense) for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2018	2017	$	%	2018	2017	$	%
Other Income (Expense)
Interest Income (Expense)	$(62)	$(22)	$(40)	182%	$(121)	$(159)	$38	(24%)
Share of Income (Loss) from Investment in Associate	20	(53)	73	(138%)	64	363	(299)	(82%)
Gain on Other Investments	—	1,128	(1,128)	(100%)	221	2,399	(2,178)	(91%)
Total Other Income (Expense)	(42)	1,053	(1,095)	(104%)	164	2,603	(2,439)	(94%)

Results for Q3 2018 compared to Q3 2017

For Q3 2018, the Company reported total other expense of $0.04 million as compared to total other income of $1.1 million for Q3 2017, representing a decrease in income of $1.1 million, or (104%). This change was primarily due to the gain recognized in Q3 2017 on other investments as no investments were disposed during the quarter, as well as increased interest income and a small share of income from investment in associate company.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported total other income of $0.2 million as compared to total other income of $2.6 million for YTD 2017, representing a decrease in income of $2.4 million, or (94%). This change was primarily due to a lower gain on other investment and decreased share of loss from investments in associate company.

Income Tax Recovery

Results for Q3 2018 compared to Q3 2017

The Company recorded an income tax expense of $2.4 million in Q3 2018 as compared to an income tax recovery of $0.1 million in Q3 2017. The effective tax rate for Q3 2018 was (48%) as compared to (7%) in Q3 2017. The change in effective tax rate in Q3 2018 is mainly attributable to an increase in deductible temporary differences not recognized, specifically for property, plant, and equipment, share and debt issuance costs, and losses carried forward.

Results for YTD 2018 compared to YTD 2017

The Company recorded an income tax expense of $1.2 million in YTD 2018 as compared to an income tax recovery of $0.1 million in YTD 2017. The effective tax rate for YTD 2018 was (19%) as compared to (30%) in YTD 2017. The change in effective tax rate in YTD 2018 is mainly attributable to an increase in deductible temporary differences not recognized, specifically for property, plant, and equipment, share and debt issuance costs, and losses carried forward.

Other Comprehensive Income

Other comprehensive income for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2018	2017	$	%	2018	2017	$	%
Other Comprehensive Income (Loss)	$236	$(2)	$238	(11,900%)	$240	$692	$(452)	(65%)

Results for Q3 2018 compared to Q3 2017

For Q3 2018, the Company reported other comprehensive income of $0.2 million as compared to as compared $0.002 million for Q3 2017, representing an increase of $0.2 million due to the revaluation of Canopy shares.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported other comprehensive income of $0.2 million as compared to $0.7 million for YTD 2017, representing a decrease of $0.5 million, or (65%). This change was primarily due to the disposition of investments classified as fair value through other comprehensive income. The gain on revaluation of other investments represents only the revaluation of investments held by the Company as at September 30, 2018, which only includes the shares held in Canopy. The remainder of the investments were sold prior to YTD 2018, and thus, there would be no amount in this component of other comprehensive income related to those investments.

Comprehensive Income (Loss)

Comprehensive income (loss) for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2018	2017	$	%	2018	2017	$	%
Comprehensive Income (Loss)	$(7,035)	$1,095	$(8,130)	(742%)	$(7,358)	$1,120	$(8,478)	(757%)

Results for Q3 2018 compared to Q3 2017

For Q3 2018, the Company reported comprehensive income of $7.0 million as compared to income of $1.1 million for Q3 2017, representing a decrease of $8.1 million. The change in total comprehensive income results from the factors described in the immediately preceding section above.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported comprehensive loss of $7.4 million as compared to income of $1.1 million for YTD 2017, representing a decrease of $8.5 million. The change in total comprehensive income results from the factors described in the immediately preceding section above.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected quarterly financial information for the last eight quarters.

($ in 000s, except per share data)	FY 2018			FY 2017				FY 2016
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	$3,760	$3,394	$2,945	$1,610	$1,314	$644	$514	$431
Net Income (Loss)	(7,271)	723	(1,050)	2,063	1,097	175	(844)	1,370
Total Comprehensive Income (Loss)	(7,035)	762	(1,085)	2,025	1,095	187	(161)	2,737

Basic Earnings Per Share	$(0.04)	$—	$(0.01)	$0.01	$0.01	$—	$(0.01)	$0.01
Diluted Earnings Per Share	(0.04)	—	(0.01)	0.01	0.01	—	(0.01)	0.01

The Company does not exhibit any material seasonality over its fiscal year. For further information on changes in income statement data, please see “Results of Operations” in this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are cash, availability under the Construction Loan (as defined herein) and proceeds from capital financings. As of September 30, 2018, total liquidity amounted to $72.5 million, comprised of $43.8 million in cash and $28.7 million of additional borrowings available under the Construction Loan (as defined herein).

Summary of Cash Flows

Our cash flows for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017	$ Change	2018	2017	$ Change
Cash used in Operating Activities	$(12,638)	$2,241	$(14,879)	$(33,267)	$(3,013)	$(30,254)
Cash used in Investing Activities	(35,925)	(11,747)	(24,178)	(74,211)	(18,897)	(55,314)
Cash provided by Financing Activities	436	21,635	(21,199)	139,752	34,981	104,771
Net Change in Cash	(48,127)	12,129	(60,256)	32,274	13,071	19,203

Analysis of Q3 2018 Cash Flows

Operating Activities. During Q3 2018, the Company used $12.6 million of cash in operating activities as compared to $2.2 million of cash provided in operating activities in Q3 2017, representing an increase of $14.9 million of cash used. This change is primarily driven by a $2.7 million decrease in net income adjusted for non-cash items and a $12.2 million decrease in the net change in non-cash working capital from $2.7 million in Q3 2017 to ($9.5 million) in Q3 2018.

Investing Activities. During Q3 2018, the Company used $35.9 million of cash in investing activities, primarily due to $34.2 million in capital expenditures related to Building 4 construction activities.

Financing Activities. During Q3 2018, cash provided by financing activities was $0.4 million, primarily due to proceeds from the exercise of warrants and options.

Analysis of YTD 2018 Cash Flows

Operating Activities. During YTD 2018, the Company used $33.3 million of cash in operating activities as compared to $3.0 million in YTD 2017, representing an increase of $30.3 million. This change is primarily driven by a $3.6 million decrease in net income adjusted for non-cash items and a $26.6 million decrease in the net change in non-cash working capital from $0.1 million in YTD 2017 to ($26.5 million) in YTD 2018.

Investing Activities. During YTD 2018, the Company used $74.2 million of cash in investing activities, primarily due to $71.9 million in capital expenditures that were used to fund expansion efforts at Peace Naturals, namely Building 4 and the Peace Naturals Greenhouse.

Financing Activities. During YTD 2018, cash provided by financing activities was $139.8 million, primarily due to $136.6 million in net proceeds from the April 2018 Bought Deal and the January 2018 Bought Deal (each as defined herein).

Capital Resources

Debt

In August 2017, we entered into a senior secured loan, to be funded by way of multiple advances, for up to $40.0 million in committed capital (the “Construction Loan”) with Romspen Investment Corporation (“Romspen”). Each advance is subject to certain conditions, including, among other things, Romspen’s approval of construction progress. The Construction Loan is secured by a first ranking charge on the real estate of each of Peace Naturals and OGBC. OGBC, Hortican Inc. (“Hortican”), and the Company are also guarantors of the Construction Loan. Under the terms of the Construction Loan, Peace Naturals, OGBC, Hortican and the Company retain the ability to enter into equipment financing arrangements, and the Company retains the ability to raise capital by issuing common shares. Aggregate loan advances are limited to $35.0 million until Romspen receives an appraisal value of the OGBC property of at least $8.0 million. The Construction Loan bears a 12% annual interest rate and carries a two-year term, with a one-year extension option in favor of the Company subject to certain terms and conditions. The Construction Loan contains customary affirmative and negative covenants and events of default. As at September 30, 2018, we were in material compliance with all covenants contained in the Construction Loan. See note 14 “Construction loan payable” in the notes to the Interim Financial Statements for additional information.

As of September 30, 2018, $6.3 million has been funded under the Construction Loan, resulting in at least an additional $28.7 million of additional borrowings available to us under the loan subject to certain terms and conditions, plus an additional $5.0 million in additional borrowings if the OGBC property appraisal value in excess of $8.0 million is completed.

Contractual Obligations

The Company has the following contractual obligations relating to debt financing, equipment, vehicle and office leases.

($ in 000s)	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$6,304	$6,304	$—	$—	$—
Finance Lease Obligations	171	53	118	—	—
Operating Leases	725	194	530	1	—
Purchase Obligations	28,820	9,607	19,213	—	—
Total Contractual Obligations	36,020	16,158	19,861	1	—

Long term debt obligations relate to the outstanding balance under the Construction Loan due August 2019. Finance lease obligations relate to equipment leases maturing in June 2022. Operating lease obligations relate to office equipment and vehicle leases as well as the Company’s headquarters office space lease that terminates in November 2026. Purchase obligations relate to R&D commitments associated with the Ginkgo Strategic Partnership.

Equity

The Company has historically funded operations and financed production capacity expansion primarily through the sale of equity securities. During YTD 2018, we have raised $146.0 million in gross proceeds (not taking into account any commissions, fees or expenses) through two common share offerings:

•

In January 2018, the Company closed a bought deal offering (the “January 2018 Bought Deal”) pursuant to which the Company sold a total of 5,257,143 common shares at a price of $8.75 per common share for aggregate gross proceeds of approximately $46.0 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•	In April 2018, the Company closed a bought deal offering (the “April 2018 Bought Deal”) pursuant to which the Company sold a total of 10,420,000 common shares at a price of $9.60 per common share for aggregate gross proceeds of approximately $100.0 million. The common shares were offered in the U.S. pursuant to the Company’s effective registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”) and in Canada by way of a short form prospectus offering.

Use of Proceeds

Below is a reconciliation of the manner in which the net proceeds from the April 2018 Bought Deal were used by the Company compared to the disclosure in the Company’s final short form prospectus dated March 29, 2018 (the “March 2018 Final Prospectus”).

Disclosure in the March 2018 Final Prospectus	Use of Proceeds
$10,000,000 for its proportionate share of capital expenditures relating to construction and operating expenses of Cronos Australia in connection with Phase I of Cronos Australia.

The Company has advanced $0.9 million of the net proceeds in connection with construction and operating expenses of Cronos Australia. The remaining approximately $9.1 million of the net proceeds is expected to be used for further allocation to the construction and operating expenses of Cronos Australia and the Company expects to apply such remaining proceeds in the next twelve-month period.

$5,000,000 to purchase equipment for use in Cronos Israel’s greenhouse and manufacturing facility for Phase I of Cronos Israel.

The Company has applied approximately $2.2 million of the net proceeds of the April 2018 Bought Deal to the construction of Cronos Israel’s greenhouse and manufacturing facility, in addition to the $2.0 million applied from the January 2018 Bought Deal.

The remaining $2.8 million of the net proceeds is expected to be used for future expenses relating to the construction of the greenhouse and manufacturing facilities for Phase I of Cronos Israel.

The remaining net proceeds for general working capital purposes, including working capital for the Company’s international operations, and as capital on hand for potential new investment opportunities.

The Company has applied approximately $39.4 million of the net proceeds of the April 2018 Bought Deal on general construction costs and equipment for the continued construction of Building 4, the modular lab, and the Peace Naturals Greenhouse.

The Company further anticipates an additional $8.0 million in related construction and equipment expenditures associated with the greenhouse and manufacturing facility associated with Phase I of Cronos Israel. The total amount attributable to Phase I of Cronos Israel greenhouse and manufacturing facility is $15.0 million, consisting of $8.0 million identified above along with $5.0 million from the April 2018 Bought Deal, plus $2.0 million from the January 2018 Bought Deal.

In addition, $24.0 million of the net proceeds is expected to be used for R&D milestone payments associated with the Ginkgo Strategic Partnership.

The remaining net proceeds of $7.9 million (which takes into account the Company’s expenses in relation to the April 2018 Bought Deal) from the April 2018 Bought Deal has been allocated to general working capital.

Below is a reconciliation of the manner in which the net proceeds from the January 2018 Bought Deal were used by the Company compared to the disclosure in the Company’s final short form prospectus dated January 18, 2018 (the “January 2018 Final Prospectus”).

Disclosure in the January 2018 Final Prospectus	Use of Proceeds
$5,000,000 for R&D initiatives, including cannabinoid production research and clinical trials.

The Company applied approximately $1.6 million of the net proceeds of the January 2018 Bought Deal to R&D initiatives, including cannabinoid production research and legal and transaction costs, and R&D costs and legal and transaction costs associated with the Ginkgo Strategic Partnership.

The remaining approximately $3.4 million of the net proceeds allocated for R&D initiatives in the January 2018 Final Prospectus is expected to be used for ongoing research and milestone payments and foundry access fees associated with the Ginkgo Strategic Partnership and are expected to be applied in 2018.

The Company further anticipates an additional $24.0 million in related R&D costs associated with the Ginkgo Strategic Partnership upon achieving certain technical milestones, as well as foundry access fees. The funding for the additional milestone payments and foundry access fees will be allocated from the net proceeds from the April 2018 Bought Deal.

$30,000,000 for expanding production capacity, including: (i) the continued expansion of production capacity at Building 4 and the Peace Naturals Greenhouse; and (ii) the construction of Cronos Israel’s production facilities and general working capital for Cronos Israel operations.

The Company applied approximately $28.0 million of the net proceeds of the January 2018 Bought Deal for expanding production capacity, including $26.5 million on general construction costs and deposits on equipment for the continued construction of Building 4 and the Peace Naturals Greenhouse and $1.5 million for renovations related to existing facilities at Peace Naturals. An additional $2.0 million of the net proceeds were applied to clearing the land, deposits on the Peace Naturals Greenhouse and equipment relating to Cronos Israel’s production facilities.

The remaining net proceeds for general working capital purposes which may include establishing new international distribution channels in jurisdictions where there is a federal legal framework for medical cannabis and the associated costs of compliance with applicable regulatory requirements.

The Company applied approximately $3.0 million of the net proceeds of the January 2018 Bought Deal to general working capital and $0.1 million on general working capital for Cronos Israel operations.

The Company also applied approximately $3.7 million of the net proceeds of the January 2018 Bought Deal in preparation activities for the domestic adult use market in Canada, including activities related to MedMen Canada, new production equipment for pre-roll formats, product recall insurance, and excise stamp equipment and surety bonds.

The remaining approximately $1.3 million of the net proceeds (which takes into account the Company’s expenses in relation to the January 2018 Bought Deal) has been applied to general construction costs and equipment for the continued construction of Building 4, the modular lab, and the Peace Naturals Greenhouse.

Below is a reconciliation of the manner in which the net proceeds from the bought deal offering of common shares in November 2017 (“November 2017 Bought Deal”) were used by the Company compared to the disclosure in the Company’s final short form prospectus dated November 3, 2017 (the “November 2017 Final Prospectus”).

Disclosure in the November 2017 Final Prospectus	Use of Proceeds

$7,000,000 for expanding production at Peace Naturals. This includes general construction costs, the contractor’s management fees, labor costs, material (e.g. structural steel, roofing material, and paneling) and equipment (e.g. irrigation, generators) for the continued construction of Building 4 and Peace Naturals Greenhouse.

The Company applied approximately $10.1 million of the net proceeds of the November 2017 Bought Deal plus an additional $0.6 million from operations, for a total of $10.7 million to general construction costs and deposits on equipment for the continued construction of Building 4 and the Peace Naturals Greenhouse.

Such amount represents the $7.0 million allocated for such use in the November 2017 Final Prospectus, plus an additional amount equal to approximately $3.1 million from the net proceeds allocated to general working capital purposes in the November 2017 Final Prospectus (including approximately $2.1 million of the net proceeds from the exercise of the November 2017 Bought Deal over-allotment option) and an additional $0.6 million from operations.

$3,000,000 for R&D initiatives, including product formulation and the purchase of associated production equipment.

The Company applied approximately $0.7 million of the net proceeds for R&D initiatives associated with horticultural process productivity and new product formulation.

The remaining approximately $2.3 million of the net proceeds allocated for R&D initiatives in the November 2017 Final Prospectus is expected to be used for ongoing research in product formulation and delivery systems, clinical trials, and horticultural process developments and are expected to be applied in the next twelve-month period.

$3,000,000 for investment in the development of infrastructure for the anticipated distribution of cannabis pursuant to the Cannabis Act, including the development of branding and market positioning.

The Company applied approximately $1.8 million of the net proceeds in branding, new packaging, and marketing initiatives for the development of distribution of cannabis pursuant to the Cannabis Act.

The remaining approximately $1.2 million of the net proceeds, allocated for investment in the development of infrastructure for the anticipated distribution of cannabis pursuant to the Cannabis Act is expected to be used for costs associated with obtaining distribution licenses in various provinces, and ongoing branding and marketing initiatives.

The remaining net proceeds for general working capital purposes which may include establishing new international distribution channels in jurisdictions where there is a legal framework for medical cannabis and the associated costs of compliance with Health Canada and other regulatory requirements.

The Company reallocated approximately $3.1 million (which does not account for the Company’s expenses in relation to the November 2017 Bought Deal) originally allocated for general working capital purposes in the November 2017 Final Prospectus (including approximately $2.1 million of the net proceeds from the exercise of the November 2017 Bought Deal over-allotment option), plus an additional $0.6 million from operations, for a total reallocated amount of $3.7 million to general construction costs and deposits on equipment for the continued construction of Building 4 and the Peace Naturals Greenhouse. As a result, no net proceeds from the November 2017 Bought Deal were allocated to general working capital purposes.

Financial Condition

We currently anticipate that our cash flow from operations, cash and additional borrowings available under the Construction Loan will be sufficient to satisfy our operational cash needs through at least the next 12 months.

However, any projections of future cash needs and cash flows are subject to substantial uncertainty. Our ability to fund operating expenses and capital expenditures will depend on, among other things, our future operating performance, which will be affected by general economic, financial and other factors, including factors beyond our control.

The Company, from time to time, may need or want to raise additional capital to strengthen its financial position, facilitate expansion, pursue strategic acquisitions and investments, and take advantage of business opportunities as they arise. Although we have been successful in the past in obtaining financing, there can be no assurance that such additional capital will be available in amounts or on terms acceptable to us, if at all. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected. See “Risks and Uncertainties” in this MD&A for additional information.

SHARE INFORMATION

The issued and outstanding common shares, along with shares potentially issuable, are as follows as of the date indicated below.

(Actual shares)	As at November 12, 2018
Issued and Outstanding Shares
Common Shares	178,714,423
Total Issued and Outstanding Shares	178,714,423
Potentially Issuable Shares
Stock Options	12,862,111
Warrants	25,457,625
Total Potentially Issuable Shares	38,319,736

Total Outstanding and Potentially Issuable Shares	217,034,159

LEGAL PROCEEDINGS

As of the date of this MD&A, we are subject to six ongoing claims for damages. See note 21 “Commitments and contingencies” to the Interim Financial Statements for further discussions on our legal proceedings. We believe that all allegations in each proceeding are without merit and plan to vigorously defend ourselves; accordingly, no provision for loss has been recognized.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, we have no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

As of the date of this MD&A, we have the following financial instruments: cash, accounts receivable, other receivables, loan receivable, advances to related corporations, other investments, accounts payable and other liabilities, and construction loan payable. These financial instruments were not used in any hedging activities. See note 23 “Financial instruments” to the Interim Financial Statements for the assessment of related risks.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company has engaged in transactions with related parties as follows:

($ in 000s)	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Key Management Compensation
Short-Term Employee Benefits, Including Salaries and Fees	$109	$99	$328	$311
Professional Fees	151	56	267	127
Stock-Based Payments	385	539	1,080	767
Total Key Management Compensation	645	694	1,675	1,205

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executives and non-executive directors. As at September 30, 2018, there were no balances payable to members of key management (December 31, 2017 - $Nil).

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Change in Accounting Policy

During the nine months ended September 30, 2018, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs attributable to the biological asset transformation. The previous accounting policy was to expense these costs as period costs. The new accounting policy is as follows:

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest. Production costs related to the transformation of biological assets to the point of harvest are capitalized, which become the cost basis of the biological assets. While the Company’s biological assets are within the scope of IAS 41 Agriculture, the Company applies a similar approach to IAS 2 Inventories in capitalizing direct and indirect costs of biological assets. These costs include direct costs such as nutrients, soil, and seeds, as well as other indirect costs such as utilities, an allocation of indirect labour, property taxes, and depreciation of equipment used in the growing process. The biological assets are then revalued to fair value less costs to sell at the end of the period. Agricultural produce consisting of cannabis is measured at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of inventory after harvest. Gains or losses arising from changes in fair value less costs to sell, excluding capitalized production costs, are included under fair value adjustments within the statement of operations. Upon harvest, capitalized production costs are transferred to inventory and are included in cost of sales when the inventory is sold.

The new accounting policy provides more reliable and relevant information to users as the gross profit before fair value adjustments only considers the costs incurred on inventory sold during the year, and excludes costs incurred on the biological transformation until the related harvest is sold. There is no impact of this policy change on gross profit, net income (loss), basic and diluted earnings per share, the statement of financial position, or the statement of changes in equity on the current or any prior period, upon retrospective application. See note 5 “Accounting Changes” to the Interim Financial Statements for the impact of capitalization on both the current and prior period statement of operations and comprehensive income (loss).

Adoption of New Accounting Pronouncements

The IASB has not issued any new standards, amendments to standards, or interpretations that have impacted the Company during Q3 2018. Our adoption of previously issued new standards, amendments to standards, and interpretations are set forth below.

Amendments to IFRS 2 Share-based Payments

The amendments to IFRS 2 clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments was January 1, 2018. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments.

IFRS 9 Financial Instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only three categories: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, January 1, 2018. The 2017 comparatives were not restated. As a result of the new classification model and measurement requirements under IFRS 9, the Company has elected to classify the available-for-sale investments as fair value through other comprehensive income investments. Under this classification, there is no recycling of gains or losses from accumulated other comprehensive income to profit or loss. Due to the adoption of IFRS 9, during the nine months ended September 30, 2018, a net gain of approximately $0.3 million on the disposal of investments classified as fair value through other comprehensive income was recorded in other comprehensive income rather than profit or loss during the period.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 became effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company has adopted this new standard as of its effective date using the full retrospective method of adoption, and has assessed no significant changes as a result of the adoption of this new standard.

Under IFRS 15, the revenue recognition model has changed from one based on the transfer of risks and rewards of ownership to the transfer of control. The Company’s contracts with customers for the sales of dried cannabis and cannabis oil include one performance obligation, a promise in a contract with a customer to transfer a good or service. As the transfer of risks and rewards generally coincides with the transfer of control at a point in time, upon shipment or delivery, depending on the contract, the timing and amount of revenue considering discounts, rebates, and variable consideration, recognized from this principal revenue stream has not changed as a result of the adoption of this new standard.

New and Revised Standards and Interpretations Issued But Not Yet Effective

IFRS 16 Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its unaudited condensed interim consolidated financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 will be effective for the Company’s fiscal year beginning on January 1, 2019, with earlier application permitted. The Company will adopt this interpretation as of its effective date. The Company is currently assessing the impact of the adoption of this standard on its unaudited condensed interim consolidated financial statements.

ESTIMATES AND CRITICAL JUDGMENTS BY MANAGEMENT

The preparation of these unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Warrants and options

Warrants and options are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or option and expected risk-free interest rate.

Useful lives and impairment of long-lived assets

Long-lived assets are defined as property, plant and equipment and intangible assets with finite lives. Depreciation and amortization are dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

Impairment of cash-generating units and goodwill

The impairment test for cash generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate.

Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell. As a result, critical estimates related to the valuation of biological assets are also applicable to inventory. See note 6 “Biological assets and inventory” to the Interim Financial Statements for further detail.

Determining the fair value less costs to sell requires the Company to make assumptions about the expected harvest yield from the cannabis plants, the value associated with each stage of the plants' growth cycle, estimated selling price, processing costs to convert harvested cannabis into finished goods, selling costs, and the equivalency factor to convert dry cannabis into cannabis oil. The Company's estimates are, by their nature, subject to change.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”). Management has designed DC&P and ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed, under the supervision of the CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

As at September 30, 2018, the CEO and CFO concluded that the designs of DC&P and ICFR were adequate and provided such reasonable assurances.

The Company has devoted significant resources and time to design and implement its current ICFR program. The Company continues to engage third party resources specialized in ICFR implementations to enhance its current controls and the associated processes and systems. Additionally, the Company has provided significant human resources to these efforts, including hiring new employees to assist in ICFR activities and training of key process owners. Management has consistently embraced the importance of maintaining a robust ICFR program and is committed to enhancing the current system through continuous improvement and review.

Changes in Internal Control Over Financial Reporting

In the ordinary course of business, we review our ICFR system and make changes to our applications and processes to improve such controls and increase efficiency, while ensuring that we maintain an adequate internal control environment. During Q3 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our ability to certify the design of our internal control over financial reporting.

Limitations of Controls and Procedures

Because of its inherent limitations, any DC&P and ICFR system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system is meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to error or fraud, if any.

Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

RISKS AND UNCERTAINTIES

We are subject to various risks that could have a material impact on us, our financial performance, condition and outlook. These risks could cause actual results to differ materially from those expressed or implied in Forward-Looking Statements included in this MD&A, our financial statements and our other reports and documents. These risks include but are not limited to, the following risks:

•

We are reliant on our licenses for our ability to grow, store and sell medical cannabis and other products derived therefrom and such licenses are subject to ongoing compliance, reporting and renewal requirements, including significant regulation under the Cannabis Act as well as various provincial and territorial legislation.

•

Our ability to continue to grow, process, store and sell medical cannabis and participate in the Canadian recreational cannabis market is dependent on a successful transition of our current licenses from the CDSA to the Cannabis Act, and the maintenance and validity of such licenses.

•	We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.
•	License Holders, including our License Holders, are constrained by law in our ability to produce and market our products.
•	The laws, regulations and guidelines generally applicable to the cannabis industry are changing and may change in ways currently unforeseen by us.
•	Changes in the regulations governing cannabis outside of Canada may adversely impact our business.
•

The complete legislative framework pertaining to the Canadian recreational cannabis market may not be implemented, or may be implemented in a way that is significantly different from our current expectations, and new guidelines are expected and may provide interpretations or requirements unforeseen by us.

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The effect of the legalization of adult-use cannabis in Canada on the medical cannabis industry is unknown, and may have a significant negative effect upon our medical cannabis business if our existing or future medical use customers decide to purchase products available in the proposed adult-use market instead of purchasing medical use products from us.

•	We may be unsuccessful in competing in the legal adult-use cannabis market in Canada.
•	The adult-use cannabis market in Canada may become oversupplied in anticipation of, or following the implementation of, the Cannabis Act and the related legalization of cannabis for adult use.
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Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

•	Our expansion into jurisdictions outside of Canada is subject to risks.
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Investments and joint ventures outside of Canada are subject to the risks normally associated with any conduct of business in foreign countries, including varying degrees of political, legal and economic risk.

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If we choose to engage in research and development activities outside of Canada, controlled substance and other legislation and treaties may restrict or limit our ability to research, manufacture and develop a commercial market for our products.

•	Our use of joint ventures may expose us to risks associated with jointly owned investments.
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There can be no assurance that our current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

•	We and certain of our subsidiaries have limited operating history and therefore we are subject to many of the risks common to early-stage enterprises.
•	Our annual consolidated financial statements for the year ended December 31, 2017 contain a going concern qualification.
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Our existing two production facilities in Canada are integral to our operations and any adverse changes or developments affecting either facility may impact our business, financial condition and results of operations.

•	We may not successfully execute our production capacity expansion strategy.
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The cannabis industry and markets are relatively new in Canada and in other jurisdictions, and this industry and market may not continue to exist or grow as anticipated or we may ultimately be unable to succeed in this industry and market.

•	We are dependent on our senior management.
•	We may be subject to product liability claims.
•	Our products may be subject to recalls.
•	We may be unable to attract or retain skilled labor and personnel with experience in the cannabis sector, and may be unable to attract, develop and retain additional employees required for our operations and future developments.
•	We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception.
•	We may not be able to successfully develop new products or find a market for their sale.
•	The technologies, process and formulations we use may face competition or become obsolete.
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Clinical trials of cannabis-based medical products and treatments are novel terrain with very limited or non-existing clinical trials history; we face a significant risk that any trials will not result in commercially viable products and treatments.

•	We may fail to retain existing patients as clients or acquire new patients as clients.
•	We may not be able to achieve or maintain profitability and may continue to incur losses in the future.
•	We may not be able to secure adequate or reliable sources of funding required to operate our business.
•	We must rely largely on our own market research to forecast sales and market demand which may not materialize.
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We may experience breaches of security at our facilities or fraudulent or unpermitted data access or other cyber-security or privacy breaches may cause our customers to lose confidence in our security and data protection measures and we may face risks related to breaches of applicable privacy laws.

•	If we are not able to comply with all safety, health and environmental regulations applicable to our operations and industry, we may be held liable for any breaches thereof.
•	We may become involved in regulatory or agency proceedings, investigations and audits.
•	We may be subject to or prosecute litigation in the ordinary course of business.
•	We may not be able to successfully manage our growth.
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We may compete for market share with other companies, both domestically and internationally, which may have longer operating histories and more financial resources, manufacturing and marketing experience than us.

•	We rely on third-party distributors to distribute our products, and those distributors may not perform their obligations.
•	We may not supply the provinces and territories of Canada with our products in the quantities anticipated, or at all.
•	Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us and may, as a result, refuse to do business with us.
•	Our cannabis cultivation operations are subject to risks inherent in an agricultural business.
•	Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs.
•	We are vulnerable to third party transportation risks.
•	We are subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.
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We will seek to maintain adequate insurance coverage in respect of the risks faced by us, however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover potential liabilities faced by us.

•	Our debt imposes limitations on the type of transactions or financial arrangements in which we may engage.
•	We are subject to certain restrictions of the TSX which may constrain our ability to expand our business internationally.
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Failure to establish and maintain effective internal control over financial reporting may result in us not being able to accurately report our financial results, which could result in the loss of investor confidence and adversely affect the market price of our common shares.

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We are subject to risks related to the protection and enforcement of our intellectual property rights, and may become subject to allegations that we are in violation of intellectual property rights of third parties.

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We license some intellectual property rights, and the failure of the owner of such intellectual property to properly maintain or enforce the intellectual property underlying such licenses could have a material adverse effect on our business, financial condition and performance.

•	Conflicts of interest may arise between us and our directors and officers.
•	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement and/or comply with any such changes.
•	Our financial performance is subject to risks of foreign exchange rate fluctuation which could result in foreign exchange losses.
•	The inability for counterparties and customers to meet their financial obligations to us may result in financial losses.
•	Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.

•	The market price for our securities may be volatile and subject to fluctuation in response to numerous factors, many of which are beyond our control.
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We are eligible to be treated as an “emerging growth company”, as defined in the Jumpstart Our Business Startups (JOBS) Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

•	We expect to incur increased costs as a result of being a public company in the U.S., and our management will be required to devote substantial time to U.S. public company compliance programs.
•	As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
•	We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
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We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute holders of our securities.

•	A substantial number of our securities are owned by a limited number of existing shareholders.
•	It is not anticipated that any dividend will be paid to holders of Common Shares for the foreseeable future.
•	Investors in the U.S. may have difficulty bringing actions and enforcing judgments against us and others based on securities law civil liability provisions.
•	If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

A more detailed description of certain risks associated with the Company can be found under the heading “Risk Factors” in the AIF.

ADDITIONAL INFORMATION

Our Canadian filings, including the AIF, are available on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Our reports and other information filed with the SEC are available on the SEC’s Electronic Document Gathering and Retrieval System at www.sec.gov.